Exhibit 5.01

June 7, 1996

LG&E Energy Corp.
220 West Main Street
Louisville, KY  40202

Re: 1,000,000 shares of Common Stock, without par value, of LG&E Energy Corp. issued pursuant to LG&E Energy Corp. Employee Common Stock Purchase Plan

Gentlemen:

I am the Executive Vice President, General Counsel and Corporate Secretary of LG&E Energy Corp., a Kentucky corporation (the "Company"), and have participat-ed in the proceedings taken by it in connection with the proposed issuance of the Common Stock referred to above pursuant to the Company's Employee Common Stock Purchase Plan (the "Additional Shares"). I have examined all records, instruments, and documents which I have deemed necessary for the purpose of this opinion, including the Registration Statement on Form S-8 under the Securities Act of 1933, as amended, relating to the Additional Shares to be filed by the Company pursuant to said Act.

Based upon the foregoing and upon my general familiarity with the properties and affairs of the Company, I am of the opinion that:

1. the Company is a validly organized and legally existing corporation, in good standing under the laws of the Commonwealth of Kentucky, and it is legally qualified and authorized to operate and conduct its business in the Commonwealth of Kentucky.

2. when, as and if the Additional Shares have been duly issued and deliv-ered, and the consideration for the Additional Shares has been duly received by the Company, all in the manner contemplated by the said Registration Statement, the Additional Shares will be legally issued, fully paid, and non-assessable shares of stock of the Company.

Respectfully submitted,


/s/ John R. McCall
John R. McCall
Executive Vice President,
General Counsel and Corporate Secretary